Item 77D Deutsche Ultra-Short Duration Fund
(a series of Deutsche Income Trust)

Effective on or about August 1, 2016, Deutsche Ultra-
Short Duration Fund will be renamed Deutsche Fixed
Income Opportunities Fund.

To better reflect its new investment strategy, the fund will change its principal benchmark index from the Barclays 1-3 Year Government/Credit Index to the
ICE 3-month LIBOR Index and will add an additional index, the Barclays U.S. Aggregate Index.
Effective on or about August 1, 2016, the principal investment strategy of the Fund with regard to the fund's investments in non-investment grade debt securities has been revised to the following:

Main investments. Under normal circumstances, the fund invests at least 80% of assets, determined at the time of purchase, in debt securities. For purposes of this 80% investment limit, the term assets is defined as net assets, plus the amount of any borrowings for investment purposes. Debt securities include securities of US and foreign government agencies and instrumentalities, corporate securities, mortgage-backed and asset backed securities, taxable municipal and tax-exempt municipal bonds, adjustable rate loans that have a senior right to payment ("senior loans"), and other floating-rate debt securities.

The fund may invest in investment-grade (rated within the top four credit rating categories) and non-investment grade (rated below the fourth highest credit rating category, junk bonds) debt securities of US and foreign issuers, including issuers located in countries with new or emerging securities markets. The fund's investments in non-investment grade debt securities, including non-investment grade senior loans and other non-investment grade floating-rate debt securities, will be limited to 30% of its total assets.